FILER:

      COMPANY DATA:
         COMPANY CONFORMED NAME:          ALLIANT ENERGY CORPORATE SERVICES, INC
         CENTRAL INDEX KEY:
         STANDARD INDUSTRIAL CLASSIFICATION:
         IRS NUMBER:
         STATE OF INCORPORATION:
         FISCAL YEAR END:

      FILING VALUES:
         FORM TYPE:                       U-6B-2
         SEC ACT:
         SEC FILE NUMBER:
         FILM NUMBER:

      BUSINESS ADDRESS:
         STREET 1:                        222 WEST WASHINGTON AVENUE
         CITY:                            MADISON
         STATE:                           WI
         ZIP:                             53703
         BUSINESS PHONE:                  608-252-3311

      MAIL ADDRESS:
            STREET 1:                     P.O. BOX 192
            CITY:                         MADISON
            STATE:                        WI
            ZIP:                          53701-0192


                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D. C. 20549

                                        FORM U-6B-2

                                Certificate of Notification

     ALLIANT ENERGY CORPORATE SERVICES, INC. (Formerly known as "Alliant Services Company, Inc.")

     This  certificate  is filed by  Alliant  Energy  Corporate  Services,  Inc.
("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Alliant Energy Field Services, LLC., Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Heartland Energy Group, Heartland Properties, Inc. ("HPI"), Heartland Energy Services, Inc. ("HES"), IEA Delaware, IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), Williams Bulk Transfer, and WPLH Commodities Trading LLC ("Trading").

     This certificate is notice that Alliant Energy Resources, Inc., during the period from April 1, 2000 through June 30, 2000, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources,Inc.

2.      Issue, renewal or guaranty - New Issues

3.      Principal amount - See Schedule 1

4.      Rate of interest - See Schedule 1

5.      Date of issue, renewal or guaranty - From April 1, 2000 through June 30,
        2000

6.      If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 48 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.      Collateral given with each security:  None

10.     Consideration received for each security:  See Schedule 1

11.     Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
        a. the  provisions contained in the first sentence of 6(b), :
        b. the  provisions contained in the fourth sentence of 6(b), :
        c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.     Not Applicable

14.     Not Applicable

15      Exempt from provisions of 6(a) under Rule 52.


                                    ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: August 10, 2000            By:--------------------------------------------
                                    Edward M. Gleason, VP - Treasurer


                                        Form U-6B-2
                                         Schedule 1

                          ALLIANT ENERGY CORPORATE SERVICES, INC.

                      PERIOD FROM APRIL 1, 2000 THROUGH JUNE 30, 2000

1. During the period from April 1, 2000 through June 30, 2000, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

   Beginning Balance  $ 134,000,000  $ 139,000,000  $ 154,000,000 $ 134,000,000
   CP Issued          $  55,000,000  $ 160,500,000  $ 188,000,000 $ 403,500,000
   CP Matured         $  50,000,000  $ 145,500,000  $ 154,000,000 $ 349,500,000
   Ending Balance     $ 139,000,000  $ 154,000,000  $ 188,000,000 $ 188,000,000


2.    The weighted average interest rate for the period was as follows:

                        April    6.087%
                        May      6.116%
                        June     6.552%
                        Quarter  6.252%


3.    During the period  indicated above,  Alliant Energy Corporate Services,
Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:


                                       Beginning    Borrowing/     Ending
Participant                   Month     Balance    (Repayment)    Balance
-----------------------------------------------------------------------------

Alliant Energy       April            0.00             0.00               0.00
Field Services       May              0.00             0.00               0.00
                     June             0.00        (3,876.21)          3,876.21

Alliant Energy
Industrial Services  April    1,110,825.52       (45,538.39)       1,156,363.91
                     May      1,156,363.91      (498,741.93)       1,655,105.84
                     June     1,655,105.84    (2,299,366.67)       3,954,472.51

Alliant Energy       April  187,452,413.06      (964,520.32)     188,416,933.38
International, Inc.  May    188,416,933.38    (1,125,493.33)     189,542,426.71
                     June   189,542,426.71    (2,111,142.84)     191,653,569.55

Alliant Energy       April      927,010.16        21,196.68          905,813.48
Investco Inc.        May        905,813.48       395,251.87          510,561.61
                     June       510,561.61     1,313,905.47         (803,343.86)



Alliant Energy       April   27,536,700.73       180,885.94       27,355,814.79
Investments Inc.     May     27,355,814.79       (88,476.16)      27,444,290.95
                     June    27,444,290.95    (3,587,650.30)      31,031,941.25

Alliant Energy       April    9,111,218.31       (58,753.58)       9,169,971.89
Transportation, Inc. May      9,169,971.89       (55,988.05)       9,225,959.94
                     June     9,225,959.94        32,326.48        9,193,633.46


Capital Square       April   (4,256,070.83)     (175,220.63)      (4,080,850.20)
Financial Corp.      May     (4,080,850.20)      864,939.75       (4,945,789.95)
                     June    (4,945,789.95)      (19,168.49)      (4,926,621.46)

Cedar Rapids &       April     (904,493.92)      (90,264.00)        (814,229.92)
Iowa City Railway    May       (814,229.92)      394,283.99       (1,208,513.91)
                     June    (1,208,513.91)     (570,939.50)        (637,574.41)

Heartland Energy     April   (3,124,894.96)    1,550,496.66       (4,675,391.62)
Group                May     (4,675,391.62)     (744,041.95)      (3,931,349.67)
                     June    (3,931,349.67)   (1,534,989.29)      (2,396,360.38)

Heartland            April  (12,174,561.27)   (1,899,833.50)     (10,274,727.77)
Properties, Inc.     May    (10,274,727.77)   (1,349,216.14)      (8,925,511.63)
                     June    (8,925,511.63)   (9,353,321.99)         427,810.36

HES                  April    1,647,975.05       (42,210.91)       1,690,185.96
                     May      1,690,185.96      (680,912.54)       2,371,098.50
                     June     2,371,098.50       236,852.67        2,134,245.83

IEA Delaware         April   10,438,883.02       249,488.67       10,189,394.35
                     May     10,189,394.35       416,639.28        9,772,755.07
                     June     9,772,755.07      (480,012.54)      10,252,767.61

IEI Barge            April     (969,256.47)      (84,763.18)        (884,493.29)
Services, Inc.       May       (884,493.29)      135,117.01       (1,019,610.30)
                     June    (1,019,610.30)     (172,549.58)        (847,060.72)

Industrial Energy    April   38,486,431.79     1,562,716.48       36,923,715.31
Applications, Inc.   May     36,923,715.31      (167,893.10)      37,091,608.41
                     June    37,091,608.41      (335,050.30)      37,426,658.71

Iowa Land & Building April    5,819,941.75      (288,622.78)       6,108,564.53
Company              May      6,108,564.53       161,900.33        5,946,664.20
                     June     5,946,664.20       184,756.90        5,761,907.30

Prairie Ridge        April          249.90          (444.33)             694.23
Business Park, L.P.  May            694.23           (38.83)             733.06
                     June           733.06           (43.12)             776.18

RMT, Inc.            April   (7,242,742.31)    1,304,610.26       (8,547,352.57)
                     May     (8,547,352.57)     (102,072.58)      (8,445,279.99)
                     June    (8,445,279.99)   (1,138,661.74)      (7,306,618.25)

Schedin &            April      733,610.56        46,779.27          686,831.29
Associates, Inc.     May        686,831.29       (23,890.94)         710,722.23
                     June       710,722.23       (41,421.93)         752,144.16

Transfer             April   (1,093,733.72)       (1,809.93)      (1,091,923.79)
Services, Inc        May     (1,091,923.79)       39,555.24       (1,131,479.03)
                     June    (1,131,479.03)      (44,963.25)      (1,086,515.78)

Village Lakeshares,  April    6,669,519.25      (384,740.65)       7,054,259.90
Inc.                 May      7,054,259.90        18,428.34        7,035,831.56
                     June     7,035,831.56       (86,977.85)       7,122,809.41

Whiting Petroleum    April  107,645,947.13       618,770.04      107,027,177.09
Corporation          May    107,027,177.09       794,489.47      106,232,687.62
                     June   106,232,687.62   (25,292,064.50)     131,524,752.12

Williams Bulk        April    3,217,714.91      (425,271.86)       3,642,986.77
Transfer             May      3,642,986.77      (105,820.30)       3,748,807.07
                     June     3,748,807.07      (579,915.09)       4,328,722.16

WPLH Commodities     April      (80,069.51)      (80,019.47)             (50.04)
Trading LLC          May            (50.04)          (50.04)               0.00
                     June             0.00             0.00                0.00


4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.


5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

        a. Alliant Energy Field Services, LLC. - Holding company for partial interest in gas pipeline investments.


        b. Alliant Energy International, Inc.(formerly "IES International Inc.") - Investments in foreign utilities.

        c. Alliant Energy Investco, Inc.(formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund.

        d. Alliant Energy Investments, Inc.(formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

        e. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

        f. Alliant Energy Transportation, Inc.(formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

        g.      Capital Square Financial Corp. - Financing services.

        h. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

        i. Heartland Energy Group - Natural gas commodity and management services company.

        j. Heartland Properties, Inc. - Real estate management and community development.

        k.      HES - Holding company with an ownership in ReGenCo LLC.

        l. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

        m.      IEI Barge Services Inc. - Barge terminal and hauling services.

        n. Industrial Energy Applications, Inc. - Commodities-based energy services.

        o.      Iowa Land & Building Company - Real estate purchasing.

        p.      Prairie Ridge Business Park, LP - Real estate holding company.

        q.      RMT, Inc. - Environmental consulting and engineering.

        r.      Schedin & Associates, Inc. - Energy consulting.

        s.      Transfer Services, Inc. (formerly "IES Transfer Services Inc.")
                - Operates storage facilities.

        t.      Village Lakeshares Inc. - Real estate and community development.

        u.      Whiting Petroleum Corporation - Crude oil production.

        v. Williams Bulk Transfer - Bulk materials transloading & storage facility.

        w.      WPLH Commodities Trading LLC - Investments.